888 Seventh Avenue
26th Floor
New York, NY  10019
Tele: (212) 884-6200
www.gsccapitalcorp.com

December 6, 2007

VIA EDGAR AND FACSIMILE

Ms. Jennifer Gowetski
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	GSC Capital Corp. (the “Registrant”) - Withdrawal of Registration Statement on Form S-11 (SEC File No. 333-131308)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, the Registrant hereby respectfully requests the Securities and Exchange Commission’s consent to the withdrawal of the Registration Statement on Form S-11 (File No. 333-131308) (the “Registration Statement”) of the Registrant.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement has been issued or sold. The Registrant has decided not to pursue the offering due to market conditions. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Upon the grant of the Commission’s consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state “Withdrawn upon the request of the registrant, the Commission consenting thereto.” We would appreciate it if such order would be placed in SEC File No. 333-131308.

Please do not hesitate to contact the undersigned or Michael L. Zuppone, Esq. of Paul, Hastings, Janofsky & Walker LLP, counsel to the Company, at (212) 318-6906 with any questions with regard to this matter.

Very truly yours,

/s/ Brian H. Oswald
Brian H. Oswald
Chief Financial Officer